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UNIT
SECURITIES AND E
Washingt

07008302

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SEC MAIL PROCESSING RECEIVED JUL 20 2007 WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2006 (MM/DD/YY) AND ENDING May 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deloitte & Touche Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Renaissance Center, Suite 900
(No. and Street)

Detroit	MI	48243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick T. Allen — (313) 396-3070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick T. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deloitte & Touche Corporate Finance LLC, as of May 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELOITTE & TOUCHE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

May 31, 2007

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To the Member
Deloitte & Touche Corporate Finance LLC

We have audited the statement of financial condition of Deloitte & Touche Corporate Finance LLC as of May 31, 2007. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial condition of Deloitte & Touche Corporate Finance LLC as of May 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

WILLIAM I. MINOLETTI & CO., P.C.

July 13, 2007

DELOITTE & TOUCHE CORPORATE FINANCE LLC
STATEMENT OF FINANCIAL CONDITION
May 31, 2007

ASSETS

	Amount
Cash and cash equivalents	$ 1,305,691
Accounts receivable, advisory services	1,229,073
Accounts receivable – related entity (Note 2)	796,486
	$ 3,331,250

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable - related entity (Note 2)	-
Accrued expenses	-
Total liabilities	-
Member's equity	3,331,250
	$ 3,331,250

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deloitte & Touche Corporate Finance LLC (The Company), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte & Touche Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January, 2001 and registered as a broker-dealer with the National Association of Securities Dealers in August, 2001.

Cash And Cash Equivalents

Cash and cash equivalents includes cash in bank and money market mutual funds.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Note 2 – TRANSACTIONS WITH RELATED ENTITY

The Company and Deloitte & Touche Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including but not limited to expenses such as all company personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. For the year ended May 31, 2007 the net services and expenses charged to the Company amounted to $14,607,727. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

Note 2 – TRANSACTIONS WITH RELATED ENTITY (CONTINUED)

The receivable due from Deloitte FAS at May 31, 2007, in the amount of $796,486 is summarized as follows:

	Amount
Services and expense fee overpayment	$ 688,268
Net receivable for revenue received on the Company's behalf by Deloitte FAS	108,218
	$ 796,486

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At May 31, 2007, the Company's net capital was $1,295,691 and its required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.00 to 1.

END